SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d - 2(b)
                               (Amendment No. 1)1



                            APPLIED FILMS CORPORATION
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                   038197-10-9
                                 (CUSIP Number)



                                February 15, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1 (b)
         |_|      Rule 13d- (c)
         |X|      Rule 13d-1 (d)
                       (Continued on the following pages)
                                Page 1 of 4 Pages
_______________
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 038197-10-9                   13G                    Page 2 of 4 Pages


1.       NAME OF REPORTING PERSON

         C. Richard Condon


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                           5.       SOLE VOTING POWER

    NUMBER OF                       162,761
     SHARES
   BENEFICIALLY            6.       SHARED VOTING POWER
     OWNED BY
       EACH                         2,968
    REPORTING
     PERSON                7.       SOLE DISPOSITIVE POWER
      WITH
                                    162,761

                           8.       SHARED DISPOSITIVE POWER

                                    2,968

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         165,729

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |

CUSIP NO. 038197-10-9                   13G                    Page 3 of 4 Pages


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         165,729/3,477,263 = 4.8%

12.      TYPE OF REPORTING PERSON*

         IN

Item 1(a)         Name of Issuer:

                  Applied Films Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  9586 I-25 Frontage Road
                  Longmont, Colorado 80504

Item 2(a)         Name of Person Filing:

                  C. Richard Condon

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  C. Richard Condon                  9586 I-25 Frontage Road
                                                     Longmont, Colorado 80504

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  038197-10-9

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

CUSIP NO. 038197-10-9                  13G                     Page 4 of 4 Pages


Item 4            Ownership:

                  Ownership details are disclosed in Items 5 through 8 on the coversheet preceding this portion of Schedule 13G. The amount shown in Item 9 on the coversheet for C. Richard Condon includes 34,545 shares covered by options exercisable within 60 days.

Item 5            Ownership of 5% or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  February 12, 1999                                 /s/ C. Richard Condon
                                                              C. Richard Condon


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